Via Facsimile and U.S. Mail
Mail Stop 4720

December 14, 2009

Mr. Thomas Kirk
President and Chief Executive Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center (Suite 1200)
Bethesda, MD 20814

Re: **Hanger Orthopedic Group, Inc.**
       Form 10-K for the Period Ended December 31, 2008
       Definitive Proxy Statement on Schedule 14A filed on April 6, 2009
       File No. 001-10670

Dear Mr. Kirk:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Consolidated Financial Statements
Note B – Significant Accounting Policies
Revenue Recognition, page F-12

1. Revise your revenue recognition policy to disclose all of your obligations to the patient in the sale of a device and the nature of the "associated services to patients" discussed in the first sentence. Also, revise to clarify what "accepted by

the patient" means in that sentence. Separately, disclose the timing of the delivery of the device and associated services relative to the device being accepted by the patient. Your disclosure that revenue is recognized upon acceptance provided that "delivery has occurred or the services have been rendered" implies that one or the other could remain to be fulfilled at the time that revenue is recognized.

2. Please address EITF 00-21 and tell us why you do not appear to account for your sale of devices and associated services as multiple element arrangements with more than one unit of accounting.

3. Please disclose service revenues and cost of revenues for each of the periods presented in accordance with Rule 5.03 of Regulation S-X.

Note M – Stock-Based Compensation

4. Please tell us where you have disclosed the description of the significant assumptions utilized in estimating the fair value of share-based compensations awards.

Schedule 14A filed April 6, 2009

Compensation Discussion and Analysis, page 7

5. We note your statement on page 10 that your CEO develops pay recommendations for the other named executive officers which it then provides to the compensation committee for consideration in setting pay for the company's named executive officers. Please confirm that you will include in your 2010 proxy statement the following additional disclosures:

   • The most important and specific factors considered by the CEO when formulating each of his recommendations regarding base salaries, bonuses and any other compensation awarded for each named executive officer; and
   • The actual recommendations provided to the Committee by the CEO for each named executive officer regarding base salaries, bonuses and any other compensation awarded.

Base Salary, page 11

6. Your discussion of base salaries on page 11 does not disclose the individual performance goals used in determining increases to each named executive officers' annual salary. Please provide us with draft disclosure for your 2010 proxy statement which discusses the individual performance goals relating to base salary increases for each named executive officer. Also, please confirm that you will discuss the level of achievement of each of the goals and how the level of achievement will affect the actual increases to be awarded to each named

        executive officer. To the extent that the goals are quantified, the discussion in
your proxy statement should also be quantified.

Annual Incentive Compensation, page 12

7.   Your discussion of annual incentive compensation on page 12 does not disclose the individual performance goals which accounted for 15% of the committee's incentive compensation decision. Please provide us with draft disclosure for your 2010 proxy statement which discusses the individual performance goals relating to annual incentive compensation for each named executive officer. Also, please confirm that you will discuss the level of achievement of each of these goals and how the level of achievement will affect the actual incentive compensation to be awarded to each named executive officer. To the extent that the goals are quantified, the discussion in your proxy statement should also be quantified.

8.   We note the following statement on page 12: "As appropriate, our Committee also developed divisional performance measures for Mr. May. These goals were: Southern Prosthetic Supply (SPS) Revenue (25%); SPS EBITDA (40%); Corporate EBITDA (20%); and Individual Goals (15%)." Please provide us with draft disclosure for your 2010 proxy statement which quantifies the revenue and EBITDA performance measures and discusses the individual goals. Also, please confirm that you will discuss the level of achievement of each of the goals and how the level of achievement will affect the actual incentive compensation to be awarded. To the extent that the goals are quantified, the discussion in your proxy statement should also be quantified.

Long-Term Incentive Compensation, page 13

9.   Please confirm that in your 2010 proxy statement you will discuss how each individual's performance, contributions to the company's performance and other contributions that are expected to be made in the future based on each executive's role translates into the long-term incentive awards made to each named executive officer.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant